UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

OPTELECOM-NKF, INC.
(Name of Issuer)

Common Stock, Par Value $0.03 Per Share
(Title of Class of Securities)

683818207
(CUSIP Number)

Elling D. H. de Lange
Spinnerstraat 15, PO Box 5
7480 AA Haaksbergen
The Netherlands
                +31 53 573 2901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Zachary N. Wittenberg, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
                (212) 872-1000

                November 10, 2010

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

Continued on following page(s)
Page 1 of 9 Pages

Page 2 of 9 Pages

1           Names of Reporting Persons

TKH GROUP N.V.

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

Netherlands

Number of Shares	7	Sole Voting Power 0
Beneficially Owned By Each	8	Shared Voting Power 211,2061
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

211,2061

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13           Percent of Class Represented By Amount in Row (11)

5.6%1

14           Type of Reporting Person (See Instructions)

          CO

1    Based on 3,755,996 shares of Optelecom (as defined below) common stock outstanding as of November 9, 2010 as set forth in the Merger Agreement (as defined below). Pursuant to the Voting Agreements (as defined below), TKH Group (as defined below) may be deemed to have beneficial ownership of common stock of Optelecom outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements. TKH Group may be deemed to have beneficial ownership of 211,206 shares of Optelecom common stock if the record date were November 9, 2010. Neither the filing of this Statement (as defined below) on Schedule 13D nor any of its contents shall be deemed to constitute an admission by TKH Group that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 3 of 9 Pages

Item 1.                      Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.03 per share (the “Common Stock”), of Optelecom-NKF, Inc., a Delaware corporation (“Optelecom”).  This Schedule 13D is being filed by the Reporting Person to report that Optelecom entered into an Agreement and Plan of Merger and in connection with such agreement, the Reporting Person entered into Voting Agreements with the directors and executive officers of Optelecom.  Optelecom’s principal executive offices are located at 12920 Cloverleaf Center Drive, Germantown, Maryland 20874.

Item 2.                      Identity and Background.

(a)-(c) This Statement is being filed by TKH Group N.V., a corporation organized under the laws of The Netherlands (“TKH Group”).  The address and principal place of business and principal office of TKH Group is Spinnerstraat 15, PO Box 5, 7480 AA Haaksbergen, The Netherlands.  TKH Group, together with its subsidiaries and affiliates, is an internationally active group of companies that specialises in creating and supplying innovative Telecom, Building and Industrial Solutions. The name, business address and present principal occupation or employment of each executive officer and director of TKH Group, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither TKH Group, nor to TKH Group’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither TKH Group, nor to TKH Group’s knowledge, any person named on Schedule A, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of TKH Group is set forth on Schedule A.

Item 3.                     Source and Amount of Funds or Other Consideration.

As described in response to Item 4 below, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by TKH Group, and thus no funds were used for such purpose. As an inducement for TKH Group to enter into the Merger Agreement described in Item 4, the directors and executive officers of Optelecom (the “Optelecom Stockholders”) each entered into a voting agreement, dated as of November 10, 2010 (the “Voting Agreements”) with TKH Group with respect to the Voting Agreement Shares. TKH Group did not pay additional consideration in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Page 4 of 9 Pages

Item 4.                    Purpose of Transaction.

As an inducement for TKH Group to enter into the Merger Agreement (as defined below), the Optelecom Stockholders entered into the Voting Agreements with TKH Group. The purpose of the Voting Agreements are to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On November 10, 2010, Optelecom entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TKH Group and Ohio Merger Subsidiary, Inc. (“Merger Sub”), an indirect wholly-owned subsidiary of TKH Group.  Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into Optelecom, and as a result Optelecom will continue as the surviving corporation and be an indirect wholly-owned subsidiary of TKH Group (the “Merger”).   The Merger Agreement was unanimously approved by Optelecom’s Board of Directors (the “Board”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock, including each outstanding restricted stock unit of Optelecom, other than Common Stock owned by Optelecom, TKH Group or Merger Sub, or by any stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law, will be canceled and will be automatically converted into the right to receive $2.45 in cash, without interest.  At the effective time of the Merger each outstanding and unexercised Optelecom stock option will be cancelled.

               Consummation of the Merger is subject to customary conditions, including without limitation, approval by the holders of a majority of the outstanding shares of Optelecom’s Common Stock entitled to vote on the Merger, the absence of any law, order or injunction prohibiting the Merger, the accuracy of each party's representations and warranties (subject to customary materiality qualifiers), each party's compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers) and the absence of any material adverse effect (as defined in the Merger Agreement) with respect to Optelecom.  Additionally, consummation of the Merger is subject to the condition that Optelecom have a net worth (as determined in accordance with the Merger Agreement) of at least $15.5 million and that the Draka Agreement (as defined in the Merger Agreement) is in full force and effect and Optelecom is in compliance with the terms thereof.  Consummation of the Merger is not subject to a financing condition.

Pursuant to the Merger Agreement, Optelecom is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals.  The no-shop provision, however, is subject to a customary “fiduciary-out” provision, which allows Optelecom under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that the Board has determined constitutes a superior proposal.

           The Merger Agreement contains certain termination rights for Optelecom and TKH Group, including the right of Optelecom to terminate the Merger Agreement to accept a superior proposal.  Upon termination of the Merger Agreement under specified circumstances, Optelecom will be required to pay TKH Group a termination fee of $325,000.  Optelecom may also be obligated to reimburse transaction expenses incurred by TKH Group upon termination of the Merger Agreement under specified circumstances.

Page 5 of 9 Pages

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, the Optelecom Stockholders have entered into the Voting Agreements with TKH Group whereby the Optelecom Stockholders have committed, among other things, subject to the terms and conditions of the Voting Agreement, to vote their shares of Common Stock in favor of the Merger Agreement and Merger.  The Optelecom Stockholders hold in the aggregate approximately 5.6% of the outstanding shares of Optelecom’s Common Stock entitled to vote on the Merger (the “Voting Agreement Shares”).  The Voting Agreements automatically terminate upon the termination of the Merger Agreement.

               The foregoing descriptions of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Form of Voting Agreement are filed as Exhibits 1 through 2 hereto, respectively, and are incorporated herein by reference.

               Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither TKH Group nor to TKH Group’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreements, TKH Group may be deemed to have beneficial ownership of 211,206 shares of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements. Based on 3,755,996, shares of Common Stock outstanding as of November 9, 2010, as set forth in the Merger Agreement, TKH Group may be deemed to have beneficial ownership of 5.6% of the Common Stock if the record date were November 9, 2010. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by TKH Group that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To TKH Group’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreements, TKH Group may be deemed to have shared power to vote or direct the voting of 211,206 shares of Common Stock held by the Optelecom Stockholders.

The information required by Item 2 relating to the Optelecom Stockholders is set forth in Schedule B and consists of information filed by the Optelecom Stockholders under Section 13 of the Exchange Act. While TKH Group has no reason to believe that such information was not reliable as of its date, TKH Group makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Optelecom Stockholders, which may affect the accuracy or completeness of such information.

               (c) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither TKH Group nor, to TKH Group’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

               (d) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither TKH Group nor, to TKH Group’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Page 6 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Optelecom, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Optelecom.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 1:    Agreement and Plan of Merger dated November 10, 2010 by and among Optelecom-NKF, Inc., TKH Group N.V. and Ohio Merger Subsidiary, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Optelecom-NKF, Inc. on November 12, 2010).

Exhibit 2:    Form of Voting Agreement dated November 10, 2010 by and between the directors and executive officers of Optelecom-NKF, Inc. and TKH Group N.V. (Incorporated by reference to Exhibit 9.1 of the Current Report on Form 8-K, filed by Optelecom-NKF, Inc. on November 12, 2010).

Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 2, 2010	TKH GROUP N.V.

By: /s/ Elling D. H. de Lange Name: Elling D. H. de Lange Title: Authorized Person

Page 8 of 9 Pages

SCHEDULE A

Set forth below is a list of the directors and executive officers of TKH Group, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To TKH Group’s knowledge, all of the directors and executive officers listed below other than Patrick Morley are citizens of The Netherlands; Mr. Morley is a citizen of Ireland.  Unless otherwise indicated below, the business address of each person is c/o TKH Group, Spinnerstraat 15, PO Box 5, 7480 AA Haaksbergen, The Netherlands.

Directors and Executive Officers TKH Group
Name	Present Principal Occupation and Business Address of Such Organization
Johannes Marius Alexander van der Lof	Chairman of the Executive Board and Chief Executive Officer of TKH Group.
Elling Dirk Hendrik de Lange	Member of the Executive Board and Chief Financial Officer of TKH Group.
Hermannus Johannes Hazewinkel	Chairman of the Supervisory Board of TKH Group.
Marike Elisabeth van Lier Lels	Member of the Supervisory Board of TKH Group.
Patrick Morley	Member of the Supervisory Board of TKH Group.
Philippus Petrus Franciscus Clemens Houben	Member of the Supervisory Board of TKH Group.

Page 9 of 9 Pages

SCHEDULE B

The information set forth on this Schedule B relating to the Optelecom Stockholders is based on information filed with the SEC under Section 13 of the Exchange Act. While TKH Group has no reason to believe that such information was not reliable as of its date, TKH Group makes no representation or warranty with respect to the accuracy or completeness of such information.

Name	Present Principal Occupation and Business Address of Such Organization
Sandra Bushue	President of B & I Transportation Consulting, LLC.
Walter J. Fatzinger, Jr.	Director of Optelecom.
David Lipinski	Consulting engineer with WorleyParsons Limited.
Edmund Ludwig	Chairman of the Board of Optelecom.
John Marcello	Director of Optelecom.
Cathy Mizell	Vice President and Chief Financial Officer of Optelecom.
Thomas Overwijn	Executive Vice President and Chief Operating Officer of Optelecom.
David Patterson	President and Chief Executive Officer of Optelecom.
Carl Rubbo, Jr.	Vice President/Senior Business Advisor of PNC Bank and Managing Member of BTO Towers Series 25, LLC.

To the best of TKH Group’s knowledge, none of the Optelecom Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of TKH Group’s knowledge, each person listed above other than Thomas Overwijn is a citizen of the United States; Mr. Overwijn is a citizen of The Netherlands.  Unless otherwise indicated above, the business address of each person is c/o Optelecom-NKF, Inc., 12920 Cloverleaf Center Drive, Germantown, Maryland 20874.